July 16, 2024

Michael White
Chief Financial Officer
Piedmont Lithium Inc.
42 E Catawba Street
Belmont, North Carolina 28012

       Re: Piedmont Lithium Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 29, 2024
           File No. 001-38427
Dear Michael White:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Properties, page 32

1. Please expand your discussion of the Carolina Lithium mineral reserve to include the associated commodity price as required by Item 1304 (d)(1) of Regulation S-K. Please also provide the commodity price and point of reference along with the summary resource and summary reserve tables as required by Item1303(b)(3) of Regulation
S-K.

Consolidated Statements of Operations, page F-5

2. We understand from your disclosure on page F-21 that your cost of sales and gross profit measures may not include depreciation. We generally believe these measures would need to reflect depreciation and amortization that is attributable to cost of sales in accordance with GAAP. The attributable portion should be included in your cost of sales measure or be presented separately and above your measure of gross profit, in which case you should also adhere to the labeling conventions described in SAB Topic 11:B. July 16, 2024
Page 2

       Please also modify your discussion and analysis of the corresponding measures on page
       66 to reflect the composition of the measures and to address any material effects of changes in depreciation and amortization on costs of sales.

Note 8 - Property, Plant and Mine Development, page F-20

3. We note that you have disclosed various acquisitions without describing the terms governing these transactions or the accounting applied. For example, on page 35 you refer to an acquisition and earn-in agreement to purchase or earn interests in claims, on page 62 you indicate that you purchased a 132-acre disposal facility, and on page F-24 you indicate that you acquired an investment as part of a spin-out, without such details.

       Please disclose the material terms of arrangements under which these and other acquisitions occurred, such as the dates of the transactions, duration of any options, earn-
       in periods, any unresolved or open provisions, the amounts and forms of consideration, milestones or incremental investments required, methodology applied in valuing non-cash components, and any material contingencies or uncertainties.
Exhibits
96.3, page 78

4. We note that the North American Lithium DFS technical report includes a cash flow analysis covering the life-of-mine, having differing assumptions regarding pricing through
       2026 and after year 2026, where 50% of sales through 2026 would be based on contractual pricing and no sales beyond that year would be based on contractual pricing.

       Please explain to us the rational for the change in assumptions and how the assumptions through 2026 and beyond 2026 correlate with the terms of the contractual arrangements that are in place for sales of production. If these assumptions are not consistent with the contractual arrangements also explain to us how the assessment of economic viability for the mineral reserves would change when using the contractual pricing, and provide the analysis that you performed in formulating your view.

       Also address the guidance in Item 601(b)(96)(iii)(B)(19) of Regulation S-K, concerning the economic analyses in the technical report summary, which would generally require a cash flow analysis having line items for annual production, price, and revenue.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 16, 2024
Page 3

       Please contact John Coleman at 202-551-3610, Yolanda Guobadia at 202-551-3562, or
Karl Hiller at 202-551-3686 if you have questions regarding comments.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation